
SEC Mail Processing
RECEIVED
MAR 2007
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151
Section

SECU 
07005378
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65904 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Partners Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 Pennsylvania Avenue NW - 4th Floor
(No. and Street)

Washington (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M Kelleher, Jr. 202-721-6238
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 2004 (Address) New York (City) NY (State) 10122 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Bruce M Kelleher, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Partners Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title



Notary Public

Kristina Radonjic
Notary Public, District of Columbia
My Commission Expires 5/14/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
WASH. D.C.
151

# LEGACY PARTNERS GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED

## DECEMBER 31, 2006

## LEGACY PARTNERS GROUP, LLC

## Index to Financial Statement

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

# Independent Auditor's Report

To the Member of
Legacy Partners Group, LLC:

We have audited the accompanying statement of financial condition of Legacy Partners Group, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Legacy Partners Group, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole..



DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

February 22, 2007
New York, New York

# LEGACY PARTNERS GROUP, LLC

## Statement of Financial Condition

December 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,930,087 |
| Marketable equity securities restricted from sale | | 495,069 |
| Investment in non-marketable securities | | 174,821 |
| Accounts receivable, net | | 477,272 |
| Prepaid expenses and other current assets | | 9,625 |
| Property and equipment, net | | 249,592 |
| Goodwill | | 4,432,774 |
| TOTAL ASSETS | $ | 12,769,240 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable | $ | 242,515 |
| Accrued compensation & benefits | | 4,343,242 |
| Other accrued liabilities | | 157,846 |
| Deferred revenue | | 33,333 |
| TOTAL LIABILITIES | | 4,776,936 |
| MEMBER'S EQUITY | | 7,992,304 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 12,769,240 |

## LEGACY PARTNERS GROUP, LLC

## Notes to Statement of Financial Condition

### 1. ORGANIZATION AND BUSINESS

Legacy Partners Group, LLC (the "Company" or "Legacy") a Delaware limited liability company, was formed on February 20, 2003 ("Inception"). The Company is operated under an amended and restated limited liability company agreement (the "LLC Agreement"), dated May 26, 2004 and will continue in existence until terminated pursuant to the LLC agreement. Pursuant to the LLC Agreement, Legacy is managed by a committee (the "Management Committee") consisting of managing directors of the Company. The Company is a broker/dealer engaged in financial advisory services in connection with mergers, acquisitions, financings, and other corporate transactions and other services as may be permitted and deemed appropriate by the Management Committee. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

In January 2004, the Company's former members entered into an agreement with Allied Capital Corporation ("Allied Capital"), which provided for the sale of 100% of the membership interests in the Company to Allied Capital. The sale was completed at the close of business on May 26, 2004, upon approval from the NASD of the change in the Company's registration as a broker-dealer. Accordingly, as of May 27, 2004 the Company's sole member became Legacy Partners Group, Inc. ("Legacy Inc."), an affiliate of Allied Capital. Allied Capital's purchase price at the closing on May 26, 2004 consisted of $600,000 of cash and certain shares of Allied Capital stock placed in escrow, subject to the resolution of certain contingencies (the "Contingent Shares"). During 2006, the Company increased goodwill and member's equity for the value of the remaining Contingent Shares (Notes 2 and 4).

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the fair value of the Company for the purpose of evaluating the realizability of long-lived assets, assessing the collectibility of accounts receivable, useful lives and impairment of property and equipment. Actual results could differ from those estimates, and the differences could be material.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair Value of Financial Instruments

The fair value of financial instruments, including cash, marketable equity securities restricted from sale, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximates their carrying value because of the short-term nature of these instruments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2006 are deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Restricted Investments

Marketable equity securities restricted from sale consists of investments acquired, which have been designated for a specific purpose (see Note 6), with maturities exceeding three months but less than three years. Consistent with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in comprehensive income.

Non-marketable Investments

The Company also has a certain investment in a private entity whereby the Company owns less than 20% of the ownership and does not have the ability to exercise significant influence. Such investment is accounted for under the cost method. As of December 31, 2006, the carrying value of this investment is $174,821.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date such losses have been within management's expectations. As of December 31, 2006, no allowance for doubtful accounts was required.

# LEGACY PARTNERS GROUP, LLC

## Notes to Statement of Financial Condition

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Property and Equipment, net

Property and equipment is stated at cost, less accumulated depreciation and amortization. Furniture and fixtures, computer hardware and software and office equipment are depreciated over their estimated useful lives ranging from three to five years using the straight-line method. Leasehold improvements are amortized over the lesser of the remaining life of the lease or their estimated useful lives. Repair and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", management periodically reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and other long-lived assets.

Push-down Accounting

As described in Note 1, an affiliate of Allied Capital acquired 100% of the membership interest of the Company, resulting in a change of control as of May 26, 2004. As a result, the fair value of the Company's assets and liabilities were estimated by management as of May 26, 2004 in order to assist in the determination of the purchase price allocations relating to the fair market value of the assets and liabilities acquired by Allied Capital. Emerging Issues Task Force ("EITF") Topic D-97, "Push-Down Accounting", requires that the Company's financial statements reflect this change in ownership. Effectively, the aggregate excess of purchase price over net assets acquired by the affiliate of Allied Capital was pushed down to the Company as of May 27, 2004. Accordingly, the Company recorded goodwill of $1,432,774, the difference between the purchase price and the fair value of identifiable net assets acquired, as an addition to member's equity and applied the respective fair value of the change in ownership in accordance with SFAS No. 141 "Business Combinations". In May 2005 one half and in May 2006, the second half of the Contingent Shares (Note 1) were released from escrow to the former members of the Company upon the resolution of certain contingencies. Accordingly, the Company increased goodwill and member's equity in May 2005 by $1,500,000 and the remaining $1,500,000 in May 2006 – the full value of the total Contingent Shares.

# LEGACY PARTNERS GROUP, LLC

## Notes to Statement of Financial Condition

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill

Goodwill of $4,432,774 on the accompanying statement of financial condition at December 31, 2006 relates to the excess of the total consideration paid by Allied Capital to acquire the membership interest of the Company over the fair value of the net tangible and identifiable intangible assets acquired by Allied Capital. All of the goodwill is expected to be deductible by Legacy Inc. for income tax purposes.

Goodwill is accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets; (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur which would impact the carrying value of such assets); and (iii) require that the Company's operations be formally identified into reporting units for the purpose of assessing potential future impairments of goodwill. In December 2006, the Company performed its required annual fair value testing of its recorded goodwill for its single reporting unit using an enterprise value approach based on a multiple of revenues. As of December 31, 2006, the Company's estimate of the fair value of its single reporting unit indicated no impairment of goodwill.

Revenue Recognition

Advisory fees revenue includes retainer fees and transaction success fees. Retainer fees are recognized as advisory fee revenue over the period in which the related services are rendered. Transaction success fees are due and recognized as revenue pursuant to the terms of the engagement at the completion of a transaction. Revenues earned from the private placements of securities are recorded at the time each private placement is completed and the income is reasonably determinable, net of related expenses. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements. The Company reports reimbursable expenses as a component of revenues and expenses.

Deferred revenues represent fees received from clients prior to services being rendered.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### Income Taxes

As the Company is a limited liability company, it is not directly subject to United States Federal and State income taxes; rather its income or loss is required to be included in the income tax returns of the sole member. However, the Company's sole member is a C corporation for income tax reporting and therefore the Company's financial statements and footnotes are presented as if the Company is a C corporation for financial reporting.

The Company accounts for income taxes under the asset and liability method. The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred income tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Items giving rise to temporary differences include accrued compensation, depreciation and goodwill amortization. The effects of changes in tax rates on deferred income tax assets and liabilities are recognized in the period that includes the enactment date.

The operating results of the Company will be included on the income tax return of the Company's member. Accordingly, income taxes payable, if any, will not be paid directly by the Company; however, it will be included along with the results of the member itself in determining the income tax liability, if any, of the Company's member.

### New Accounting Pronouncements

FIN 48: "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109". Fin 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in an income tax return. FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective fiscal years beginning after December 15, 2006. The Company does not believe the adoption of FIN 48 will have a material impact, if any, on its financial statement.

## 3. PROPERTY AND EQUIPMENT, net

At December 31, 2006, property and equipment consists of the following:

| | |
|---|---|
| Computer hardware and software | $ 328,763 |
| Furniture and fixtures | 167,769 |
| Leasehold improvements | 89,180 |
| Office equipment | 66,669 |
| Artwork | 6,331 |
| | 658,712 |
| Less accumulated depreciation and amortization | (409,120) |
| | $ 249,592 |

## 4. MEMBER'S EQUITY

In May 2006, the remaining half Contingent Shares (Note 1) were released from escrow to the former owners of the Company. Accordingly, the Company increased goodwill and member's equity in 2006 by $1,500,000 – the remaining value of the total Contingent Shares.

## 5. EMPLOYEE RETENTION PROGRAM

During 2004, the Company established an employee retention program (the "Program"). Under the Program, eligible employees are granted shares of Allied Capital common stock that have been purchased and held by the Company, which have been designated as marketable equity securities restricted from sale on the accompanying statement of financial position. Eligible employees generally vest in their respective grant of Allied Capital shares over a three-year period, provided they remain employed with the Company. Dividends received by the Company from the investment in Allied Capital shares are paid to the employees after appropriate withholding for income taxes. When vested, the Company distributes the value of the underlying shares in cash or in kind to employees after appropriate withholdings for income taxes. During the year ended December 31, 2006, the Company distributed $458,730 in cash to employees upon vesting. The Company recognizes compensation cost over the vesting period of each grant. Measurement of compensation will occur at the date individual employees vest in the Allied Capital shares. Compensation is estimated at interim dates prior to measurement based on the fair value of the marketable equity securities at the reporting date.

## 6. RELATED PARTY TRANSACTIONS

Effective June 4, 2004, the Company entered into an agreement to sublease office space for the Company's corporate offices from Allied Capital at a rate that approximates Allied Capital's cost for the office space.

The Company also subleases certain office space on a month-to-month basis from Allied Capital in two other locations at rates that approximates Allied Capital's cost for such office space.

## 7. COMMITMENTS AND CONTINGENCIES

*Operating Leases*
The Company has one non-cancelable operating lease, payable to a related party (Note 6) for its corporate office space, which expires in September 2014. At December 31, 2006, the future minimum cash payments under such operating lease are as follows:

| | |
|---|---|
| 2007 | 363,618 |
| 2008 | 363,618 |
| 2009 | 363,618 |
| 2010 | 363,618 |
| 2011 | 363,618 |
| Thereafter | 999,948 |
| | $ 2,818,038 |

*Employment Agreements*
The Company was committed under employment agreements with certain executives. The employment agreements had an initial term extending to December 31, 2006. The agreements provided for an annual base salary, severance payments and the executives were eligible to receive any annual bonus and profit sharing based on a percentage of earnings, as defined, of the Company. The employment agreements were not renewed on December 31, 2006 (See Note 11).

## LEGACY PARTNERS GROUP, LLC

## Notes to Statement of Financial Condition

### 8. INCOME TAXES

The significant components of the Company's net deferred tax asset at December 31, 2006 are as follows:

| | |
|---|---|
| Net operating loss carryforwards | $ 2,529,905 |
| Accrued compensation | 114,834 |
| Other | 4,613 |
| Deferred tax asset | 2,649,352 |
| Goodwill amortization | (208,540) |
| Other | (10,521) |
| Deferred tax liability | (219,061) |
| Net deferred tax asset | 2,430,291 |
| Less: valuation allowance | (2,430,291) |
| Net deferred tax asset | $ - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. At December 31, 2006, such net deferred tax assets are fully offset by a valuation allowance as it is more likely than not that the deferred tax asset will not be realized. The Company utilized approximately $651,000 of its net operating loss carryforwards during the year ended December 31, 2006 to offset federal and state taxable income. The Company's member has net operating loss carryforwards of approximately $5.6 million, from the Company, available at December 31, 2006 to offset future years' federal taxable income, which expire through 2025, subject to certain limitations.

### 9. CONCENTRATIONS

*Major Customers*
For the year ended December 31, 2006, two customers represented approximately 25.80% (13.56% and 12.24%) of advisory fee revenues of the Company. Additionally, the Company is subject to concentration with credit risk with respect to its accounts receivable. The Company had one client representing 83.27% of its accounts receivable at December 31, 2006.

*Cash Concentrations*

The Company maintains cash balances with a commercial bank. From time to time, the Company maintains cash balances in excess of Federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

### 10. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or $6^{2/3}$ % of aggregate indebtedness, as defined, whichever is greater. At December 31, 2006, the Company had net capital of $2,153,151, which was in excess of its statutory requirements by $1,834,689, and its ratio of aggregate indebtedness to net capital was 2.22 to 1.

### 11. SUBSEQUENT EVENTS

On February 9, 2007 FBR Capital Markets Corporation ("FBR"), the principal subsidiary of Friedman, Billings, Ramsey Group, Inc. ("Friedman") acquired certain of the Company's assets and hired the majority of the Company's workforce pursuant to an Asset Purchase and Sale Agreement amongst the Company, Legacy Inc, FBR, Friedman and Allied. As consideration for the purchase of assets and employment of Legacy personnel, Legacy will receive certain initial and contingent cash payments and is eligible for deferred cash consideration based on the achievement of revenue targets by the Company's employee group within FBR. As a result, the Company is expected to continue in existence with a limited staff and minimal business activity.

# LEGACY PARTNERS GROUP, LLC

## Supplemental Schedule – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

*December 31, 2006*

| | |
|---|---|
| NET CAPITAL: | |
| MEMBER'S EQUITY | $ 7,992,304 |
| NON-ALLOWABLE ASSETS: | |
| Marketable equity securities restricted from sale | 495,069 |
| Investment in non-marketable securities | 174,821 |
| Accounts receivable, net | 477,272 |
| Prepaid expenses and other current assets | 9,625 |
| Property and equipment, net | 249,592 |
| Goodwill | 4,432,774 |
| | 5,839,153 |
| Net capital before haircuts | 2,153,151 |
| Less: Haircuts on security positions | - |
| NET CAPITAL | $ 2,153,151 |

**COMPUTATION OF MINIMUM NET CAPITAL**

| | |
|---|---|
| MINIMUM NET CAPITAL, greater of one-fifteenth of aggregate indebtedness of $4,776,936 or $5,000 | $ 318,462 |
| EXCESS NET CAPITAL | $ 1,834,689 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable | $ 242,515 |
| Accrued compensation & benefits | 4,343,242 |
| Other accrued expenses | 157,846 |
| Deferred revenue | 33,333 |
| | $ 4,776,936 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 2.22:1 |

RECONCILIATION PURSUANT TO SEC RULE 17A-5 (D) (4):
There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2006 Focus Form X-17A-5 Part IIA filed on January 26, 2007.

LEGACY PARTNERS GROUP, LLC

## Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

**December 31, 2006**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743


RECEIVED
151

**Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5**

Legacy Partners Group, LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Partners Group, LLC ("Legacy Partners") for the year ended December 31, 2006, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Legacy Partners including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Legacy Partners does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Legacy Partners in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of Legacy Partners is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Legacy Partners has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Legacy Partners 's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Legacy Partners to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 22, 2007

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

END